Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 7, 2007 in the registration statement on Form S-3 of Chattem, Inc. for the registration of $100,000,000 aggregate principal amount of 1.625% Convertible Senior Notes due 2014 (the “Notes”) and the shares of common stock issuable upon the conversion of the Notes with respect to the Combined Statements of Net Assets Sold as of October 1, 2006 and December 31, 2005 and Combined Statements of Direct Revenues and Direct Operating Expenses for the nine months ended October 1, 2006 and for the years ended December 31, 2005 and 2004 for the Cortizone, Kaopectate and Unisom Product Lines of Pfizer Inc.’s Consumer Healthcare Business Unit incorporated herein by reference.

/s/ KPMG LLP

New York, NY

June 22, 2007